UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the calendar year ended December 31, 2005

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____ to ____.

06040674

Commission File Number: 1-6453

NATIONAL SEMICONDUCTOR CORPORATION
RETIREMENT AND SAVINGS PROGRAM
(title of plan)

NATIONAL SEMICONDUCTOR CORPORATION
(issuer of securities held pursuant to the plan)

DELAWARE	95-2095071
(State of incorporation)	(I.R.S. Employer Identification Number)

2900 Semiconductor Drive, P.O. Box 58090
Santa Clara, California 95052-8090
(Address of principal executive offices)

Issuer's telephone number, including area code: (408) 721-5000

PROCESSED
JUL 0 3 2006
THOMSON
FINANCIAL


SEC MAIL PROCESSING
RECEIVED
JUN 2 8 2006
WASH. D.C.
209
SECTION

NATIONAL SEMICONDUCTOR CORPORATION
RETIREMENT AND SAVINGS PROGRAM

INDEX

NATIONAL SEMICONDUCTOR CORPORATION
RETIREMENT AND SAVINGS PROGRAM

REQUIRED INFORMATION

Items 1-3
National Semiconductor Corporation Retirement and Savings Program Financial Statements and Supplemental Schedules for the years ended December 31, 3005 and December 31, 2004, together with Independent Auditor's Report prepared in accordance with the financial reporting requirements of ERISA.

NATIONAL SEMICONDUCTOR CORPORATION

RETIREMENT AND SAVINGS PROGRAM

FINANCIAL STATEMENTS

AND SUPPLEMENTAL SCHEDULE

TOGETHER WITH REPORT OF INDEPENDENT

REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2005 AND 2004

MORRIS, DAVIS & CHAN LLP
Certified Public Accountants

NATIONAL SEMICONDUCTOR CORPORATION
RETIREMENT AND SAVINGS PROGRAM

TABLE OF CONTENTS



MORRIS, DAVIS & CHAN LLP

Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Administrative Committee
National Semiconductor Corporation
Retirement and Savings Program

We have audited the accompanying Statements of Net Assets Available for Benefits of the **National Semiconductor Corporation Retirement and Savings Program** (the Program), as of December 31, 2005 and 2004, and the related Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2005 and 2004. These financial statements are the responsibility of the Program's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Program's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Program as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years ended December 31, 2005 and 2004, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Program's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Morris, Davis & Chan

April 28, 2006
Oakland, California

1111 Broadway, Suite 1505 • Oakland, California 94607 • (510) 250-1000 • Fax (510) 250-1032

California and Charlotte, North Carolina

NATIONAL SEMICONDUCTOR CORPORATION
RETIREMENT AND SAVINGS PROGRAM
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2005 AND 2004

	2005	2004
Assets		
Investments, at Fair Value:		
Common Stock - National Semiconductor Corporation	$ 130,133,171	$ 107,433,425
Mutual Funds	719,802,218	643,722,068
Participant Loans	11,433,908	12,148,974
Noninterest-bearing Cash	1,445,883	377,788
Receivables:		
Participant Contributions	189,290	-
Employer Contributions	1,429,800	1,353,171
Investment Income	463,214	126,218
Total Assets	864,897,484	765,161,644
Liabilities		
Payable for Investments Purchased	3,074,737	274,335
Total Liabilities	3,074,737	274,335
NET ASSETS AVAILABLE FOR BENEFITS	$ 861,822,747	$ 764,887,309

The accompanying notes are an integral part of these financial statements.

NATIONAL SEMICONDUCTOR CORPORATION
RETIREMENT AND SAVINGS PROGRAM
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
Additions to Net Assets Attributed to:		
Income from Investments:		
Net Realized and Unrealized Appreciation in Fair Value of Investments	$ 76,132,465	$ 36,729,791
Dividends	28,338,536	16,568,339
Interest	464,744	494,476
	104,935,745	53,792,606
Contributions:		
Participants	28,226,518	27,368,099
Employer	16,991,274	31,681,049
	45,217,792	59,049,148
Total Additions	150,153,537	112,841,754
Deductions from Net Assets Attributed to:		
Benefit Distributions	53,169,322	51,229,547
Administrative Expenses	48,777	57,864
Total Deductions	53,218,099	51,287,411
Net Increase	96,935,438	61,554,343
NET ASSETS AVAILABLE FOR BENEFITS		
BEGINNING OF YEAR	764,887,309	703,332,966
END OF YEAR	$ 861,822,747	$ 764,887,309

The accompanying notes are an integral part of these financial statements.

NATIONAL SEMICONDUCTOR CORPORATION
RETIREMENT AND SAVINGS PROGRAM
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004

(1) Description of the Program

The following description of the **National Semiconductor Retirement and Savings Program** (the Program) provides only general information. For a complete description of the Program's provisions, participants should refer to the Program document.

General
The Program is a defined contribution plan sponsored by National Semiconductor Corporation (the Company or NSC as the Program Sponsor). The Program is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended.

The Program is administered by the Administrative Committee. Fidelity Management Trust Company is the trustee of the Program. Fidelity Investments serves as the recordkeeper.

Trust Fund
A trust fund (the Trust) was created under terms of an agreement between the Company and Fidelity Management Trust Company. The Trust comprises all of the cash and stock contributions to the Program, the investment of such contributions, any resulting earnings, losses, appreciation, and depreciation, less payments made to participants. Under the agreement, the cash contributions are used to purchase mutual funds issued by Fidelity Investments and other mutual fund companies. A NSC Stock Fund accounts for employee and employer cash contributions used in purchasing NSC Common Stock, as well as NSC Common Stock employer contributions.

Contributions
Participants may elect to contribute to the Program any whole percentage of eligible compensation up to a maximum of 30%. Contributions made by participants are subject to a maximum tax-deferred total of $14,000 and $13,000 for participants under age 50, and $18,000 and $16,000 for participants age 50 and over, for calendar years 2005 and 2004, respectively.

Effective January 1, 2004, the Company's annual matching contribution is 150%, or any other percentage as the Board may determine for any given Program year or years, of the participants' elected contribution made as of any given pay date not to exceed 6% of such participant's eligible compensation for such pay date.

(1) Description of the Program (Continued)

Contributions (Continued)
The percentage and maximum amount the Company contributes is determined by the Board of Directors. The Company contributed $16,991,274 and $17,291,653 for the years ended December 31, 2005 and 2004, respectively.

The Company's profit sharing contribution is equal to the greater of 5% of net pretax profits (as defined by the Program) or 1% of eligible compensation for the Program year, subject to a limitation of 5% of eligible compensation.

Solely for purposes of the Company's profit sharing contribution made during the Program year beginning January 1, 2004, the amount of the Company's profit sharing contribution was reduced by the difference between (a) the aggregate Company match for all participants required for the period from January 1, 2004 through May 30, 2004, and (b) the aggregate Company match for all participants that would have been required for such period under the formula in effect immediately prior to January 1, 2004. On May 13, 2004, the Administrative Committee approved the final profit sharing contribution of $14,389,396 funded in cash. No further profit sharing contributions shall be made after this final profit sharing contribution.

The total additions credited to a participant's accounts in a given year shall not exceed the lesser of 100% of the participant's W-2 compensation for the year or $42,000 and $41,000 for calendar years 2005 and 2004, respectively, as adjusted for increases in the cost of living.

Participant Accounts
Each participant's account is credited with the participant's contributions and an allocation of (a) the Company's contributions and forfeitures of terminated participants' non-vested accounts and (b) unrealized gains/losses as of each Program year end. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting
Participants are vested immediately on their contributions plus actual earnings thereon. Participants are also immediately vested in the Company's matching contributions at the time contribution is made.

(1) Description of the Program (Continued)

Vesting (Continued)
Company's profit sharing contributions vest to participants over a 7 year period, 20% after 3 years of service and 20% annual increments for each additional year of service through year 7 with full vesting occurring upon completion of the 7th year.

Participant Loans
Participants may borrow the lesser of 50% of their total vested Retirement and Savings Program account balances or $50,000, with other limitations as described in the Program document. Interest rates are set on the first business day of the month, and are based on the prime rate quoted in the Wall Street Journal less 1%. Repayment terms are generally up to 5 years, and may be extended to 10 years for residential loans. Repayment of loans generally is made through payroll deductions. In the event a participant is laid off, on an authorized leave of absence, is for any reason not receiving a paycheck, or is separated from service, such participant shall make direct monthly payments on any loan outstanding. In the event payment is not received by 90 days after the due date, the loan will be in default. Any unpaid balances considered in default are converted to distributions at the time the default occurs.

Payment of Benefits
The Program provides for distribution of benefits in the event of termination based on vesting schedules, as discussed above. Participants who terminate for reasons of normal retirement at age 65, death, or disability become 100% vested regardless of years of service. Early retirement requires the participant to be age 55 or older provided that the sum of the participant's age plus years of service equals or exceeds 65.

(2) Summary of Significant Accounting Policies

Basis of Accounting
The financial statements of the Program are prepared under the accrual method of accounting.

(2) Summary of Significant Accounting Policies (Continued)

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires the Program management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from these estimates.

Investment Valuation and Income Recognition

Investments are stated at fair market value as determined by quoted prices. Investment transactions are accounted for on the date the securities are purchased or sold (trade date). The difference between fair value and cost of investments held and net realized gain or loss on sale of investments (difference between the proceeds received and the amortized cost of investments sold) is reflected in the Statement of Changes in Net Assets Available for Benefits as net realized and unrealized appreciation in fair value of investments. Dividends are recorded on the ex-dividend date. Interest income is accrued as earned.

Payment of Benefits

Benefit distributions are recorded when paid.

Administrative Expenses

Certain investment expenses related to mutual funds and recordkeeping fees are charged to participants investing in those funds. Other fees and administrative expenses of the Program are paid by the Company.

Reclassifications

Certain amounts in the prior year financial statements and notes were reclassified to conform to current year presentation.

(3) Investments

Participants may direct the investment of their account balances into the following funds offered through Fidelity as the Program Trustee: Fidelity Retirement Money Market Portfolio, Fidelity Intermediate Bond Fund, Fidelity Growth & Income Portfolio, Fidelity Puritan Fund, Fidelity Contrafund, Spartan U.S. Equity Index Fund, Fidelity Low-Priced Stock Fund, American Funds Euro-Pacific Growth Fund R5, MSI Equity Growth Portfolio A, Montag & Caldwell Balanced Fund I, Janus Enterprise Fund, RS Emerging Growth Fund, Dodge & Cox Stock Fund, Lord Abbett Mid-Cap Value Fund Y, Harbor Small-Cap Value Fund, and NSC Stock Fund.

NATIONAL SEMICONDUCTOR CORPORATION
RETIREMENT AND SAVINGS PROGRAM
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004

(3) Investments (Continued)

Investments at December 31, 2005 and 2004, at fair value, are summarized as follows:

	2005		2004	
Fidelity Retirement Money Market Portfolio	$ 90,615,727	*	$ 85,506,913	*
Fidelity Intermediate Bond Fund	41,985,566		40,285,752	*
Fidelity Growth & Income Portfolio	35,787,316		37,316,368	
Fidelity Puritan Fund	132,647,675	*	135,322,732	*
Fidelity Contrafund	201,959,457	*	174,434,212	*
Spartan U.S. Equity Index Fund	22,993,496		21,485,157	
Fidelity Low-Priced Stock Fund	58,642,968	*	58,444,840	*
American Funds Euro-Pacific Growth Fund R5	36,840,236		24,585,913	
MSI Equity Growth Portfolio A	10,849,149		9,414,127	
Montag & Caldwell Balanced Fund I	899,637		772,919	
Janus Enterprise Fund	11,602,034		9,908,032	
RS Emerging Growth Fund	8,798,399		11,031,667	
Dodge & Cox Stock Fund	39,123,671		24,466,656	
Lord Abbett Mid-Cap Value Fund Y	10,550,123		7,182,866	
Harbor Small-Cap Value Fund	16,506,764		3,563,914	
	719,802,218		643,722,068	
National Semiconductor Corporation Common Stock	130,133,171	*	107,433,425	*
	$ 849,935,389		$ 751,155,493	

* Represents 5% or more of net assets available for benefits.

NATIONAL SEMICONDUCTOR CORPORATION
RETIREMENT AND SAVINGS PROGRAM
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004

(3) Investments (Continued)

The Program's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in fair value by $76,132,465 and $36,729,791 for the years ended December 31, 2005 and 2004, respectively, as follows:

	2005	2004
Fidelity Intermediate Bond Fund	$ (905,876)	$ (528,790)
Fidelity Growth & Income Portfolio	(3,688,243)	2,492,542
Fidelity Puritan Fund	(1,600,767)	3,473,042
Fidelity Contrafund	24,441,801	22,823,373
Spartan U.S. Equity Index Fund	655,291	1,675,970
Fidelity Low-Priced Stock Fund	789,860	7,171,150
American Funds Euro-Pacific Growth Fund R5	4,073,297	3,314,312
MSI Equity Growth Portfolio A	1,324,000	662,522
Montag & Caldwell Balanced Fund I	(5,581)	14,892
Janus Enterprise Fund	1,124,158	1,613,632
RS Emerging Growth Fund	(68,901)	1,342,018
Dodge & Cox Stock Fund	1,791,303	2,245,010
Lord Abbett Mid-Cap Value Fund Y	(61,491)	728,332
Harbor Small-Cap Value Fund	504,351	204,211
National Semiconductor Corporation Common Stock	47,759,263	(10,502,425)
	$ 76,132,465	$ 36,729,791

On June 18, 2004, the Program was amended to release the restriction on the investment of the Company's profit sharing contributions to allow participants to invest their profit sharing and National Semiconductor common stock contributions in any investment options allowed by the Program.

(4) Related Party Transactions

Certain Program investments are shares of mutual funds managed by Fidelity Investments. Fidelity Investments is the recordkeeper as defined by the Program and, therefore these transactions qualify as party-in-interest transactions.

(4) Related Party Transactions (Continued)

For the years ended December 31, 2005 and 2004, the Program received dividend income of $479,686 and $122,220, respectively, on shares of NSC Common Stock held by the Program. At December 31, 2005 and 2004, the Program also had a dividend receivable of $153,936 and $122,220, respectively, on shares of NSC Common Stock held by the Program.

(5) Program Termination

The Company has established the Program with the bona fide intention and expectation that it will continue indefinitely and the Company will be able to make its contributions indefinitely. However, the Company is under no obligation to continue its contributions or maintain the Program for any given length of time and may, at its sole and absolute discretion, completely discontinue its contributions or terminate the Program at any time without liability. In the event of termination of the Program or complete discontinuance of contributions, the full value of the accounts of all participants shall become fully vested and nonforfeitable.

In the event of partial termination of the Program, the full value of the accounts of the participants involved in the partial termination shall become fully vested and nonforfeitable.

(6) Federal Income Taxes

The Program obtained its latest determination letter on August 8, 2003, in which the Internal Revenue Service stated that the Program, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Program has been amended since receiving the determination letter. However, the Program Administrator and the Program's tax counsel believe that the Program, as amended, is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included the Program's financial statements.

NATIONAL SEMICONDUCTOR CORPORATION
RETIREMENT AND SAVINGS PROGRAM
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004

(7) Risks and Uncertainties

The Program invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

SUPPLEMENTAL SCHEDULE

NATIONAL SEMICONDUCTOR CORPORATION
RETIREMENT AND SAVINGS PROGRAM
EIN 95-2095071 PLAN NO. 001
SCHEDULE H, PART IV, LINE 4(i) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 2005

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value
*	Fidelity Investments	Retirement Money Market Portfolio	$ 90,615,727	$ 90,615,727
*	Fidelity Investments	Intermediate Bond Fund	42,207,644	41,985,566
*	Fidelity Investments	Growth & Income Portfolio	39,376,393	35,787,316
*	Fidelity Investments	Puritan Fund	129,035,354	132,647,675
*	Fidelity Investments	Contrafund	152,381,400	201,959,457
*	Fidelity Investments	Spartan U.S. Equity Index Fund	21,236,689	22,993,496
*	Fidelity Investments	Low-Priced Stock Fund	45,236,497	58,642,968
	American Funds	Euro-Pacific Growth Fund R5	27,090,238	36,840,236
	Morgan Stanley Investment Management, Inc.	US Large Cap Growth Portfolio A	7,833,576	10,849,149
	Montag & Caldwell, Inc.	Balanced Fund I	880,853	899,637
	Janus Funds	Enterprise Fund	10,713,121	11,602,034
	RS Investment Management, Inc.	Emerging Growth Fund	8,853,848	8,798,399
	Dodge & Cox	Stock Fund	35,098,450	39,123,671
	Lord Abbett	Mid-Cap Value Fund Y	10,006,422	10,550,123
	Harbor Capital Advisors, Inc.	Small-Cap Value Fund	16,042,040	16,506,764
*	National Semiconductor Corporation	Common Stock	83,749,922	130,133,171
*	Participant Loans	3.00% to 7.50%	-	11,433,908

* Represents Parties-In-Interest

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

National Semiconductor Corporation
Retirement and Savings Program

Date: June 26, 2006



Edward J. Sweeney
Chairman, Administrative Committee
of the National Semiconductor
Corporation Retirement and Savings
Program

INDEX TO EXHIBITS

Designation	Description of Exhibit
1.0	Consent of Independent Auditors



MORRIS, DAVIS & CHAN LLP
Certified Public Accountants

EXHIBIT 1.0

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement number 33-48943 on Form S-8 of the National Semiconductor Corporation filed with the Securities and Exchange Commission of our report dated April 28, 2006, with respect to the financial statements and supplemental schedule included in the Annual Report on Form 11-K of the National Semiconductor Corporation Retirement and Savings Program as of December 31, 2005 and for the year then ended.

Morris, Davis & Chan

June 21, 2006
Oakland, California

1111 Broadway, Suite 1505 • Oakland, California 94607 • (510) 250-1000 • Fax (510) 250-1032
Offices in San Francisco, California and Charlotte, North Carolina